SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Subject Company (Issuer))

INNOVIVA MERGER SUB, INC.
(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

INNOVIVA, INC.
(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.001 Per Share
(Title of Class of Securities)

293614103
(CUSIP Number of Class of Securities)

Innoviva Merger Sub, Inc.
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA 94010
(650) 238-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Russell Leaf
Jared Fertman
Jonathan Kubek
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
(212) 728-8000

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,438.32	Filing party:	Innoviva, Inc. and Innoviva Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date filed:	June 7, 2022

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

INTRODUCTION

This Amendment No. 1 to Schedule TO (this “Amendment”) is filed by Innoviva, Inc. (“Parent”), a Delware corporation, and Innoviva Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and amends and supplements the Tender Offer Statement on Schedule TO filed with Securities and Exchange Comission on June 7, 2022, (together with any amendments and supplements thereto, the “Schedule TO”) by Parent and Purchaser and relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis”), at a price of $2.20 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated June 7, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and the Purchaser.

All of the information set forth in the Offer to Purchase, including Schedules I, II, and III, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11

The Offer to Purchase is hereby amended and supplemented as follows:

1.          The first sentence in the first paragraph of “Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is hereby amended and restated in its entirety to read as follows:

“The rules of the SEC require the Purchaser Parties to express their belief as to the fairness of the Offer and the Merger to the stockholders of Entasis other than the Purchaser Parties, Entasis or its affiliates, and the officers and directors of Entasis (the “Unaffiliated Stockholders”).”

2.          The fourth to last paragraph of “Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is hereby amended and restated in its entirety to read as follows:

“The Purchaser Parties’ consideration of the factors described above reflects their assessment of the fairness of the Offer Price to Entasis’ Unaffiliated Stockholders. The Purchaser Parties implicitly considered the value of Entasis in a sale as a going concern by taking into account Entasis’ current and anticipated business, financial condition, results and operations, prospects and other forward-looking matters. The Purchaser Parties did not, however, explicitly calculate a stand-alone going concern value of Entasis because the Purchaser Parties believe that going concern value is not an appropriate method of determining the value of the Shares for purposes of the Offer and the Merger. Additionally, the Purchaser Parties did not consider (i) the liquidation value or net book value of Entasis, (ii) the historical market prices of the Shares and (iii) the purchase prices Parent and ISO previously paid for the Shares they beneficially own. The liquidation value was not considered because Entasis is a viable going concern and Parent has no plans to liquidate Entasis. The net book value was not considered because Purchaser believes that the net book value is not a material indicator of the value of Entasis as a going concern because it does not take into account Entasis’ future prospects, market conditions, trends in Entasis’ industry or the business risks inherent in competing with other companies in that industry. The Purchaser Parties did not consider (x) the historical market prices of the Shares or (y) the purchase prices Parent and ISO previously paid for the Shares they beneficially own because such prices pre-date (i) the Company’s recent financial strain and subsequent stock price performance and (ii) a significant change in market conditions as it relates to the biotechnology sector as whole. Therefore, the Purchaser Parties believe that each of the foregoing factors are irrelevant to a determination as to whether the Offer is fair to Entasis’ Unaffiliated Stockholders. Finally, although the transaction does not require approval of at least a majority of the Unaffiliated Stockholders, the Purchaser Parties believe that the transaction is fair given that the tender offer cannot close unless the number of Shares validly tendered and not withdrawn, excluding any Shares beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by (a) the Purchaser Parties and (b) the Entasis CEO, represent at least one more Share than fifty percent (50%) of the Shares not beneficially owned by such persons in clauses (a) and (b) outstanding at the time of the expiration of the Offer. In choosing whether to tender their Shares, the unaffiliated shareholders of Entasis have the ability to express whether they approve of the transaction.”

3.          “Section 15. Certain Effects of the Offer” is hereby supplemented by adding the following as the last paragraph of the section:

“Effect of the Merger on the Company’s Net Book Value and Net Earnings. Parent currently owns approximately 59.9% of the outstanding Shares of the Company and has a corresponding share in the Company’s net book value and net earnings. Immediately after the closing of the Merger, the Purchaser Parties will own 100% of the outstanding Shares and will have a corresponding share in the Company’s net book value and net earnings. The Company’s net earnings attributable to the Company’s shareholders for the year ended December 31, 2021 was approximately US($0.99) per share and net book value attributable to the Company’s shareholders as of December 31, 2021 was approximately US$0.65 per share. The Company’s net earnings attributable to the Company’s shareholders for the three months ended March 31, 2022 was approximately US($0.32) per share and net book value attributable to the Company’s shareholders as of March 31, 2022 was approximately US$0.35 per share.

The table below sets out the direct or indirect interest in the Company’s net book value and net earnings for the Purchaser Parties and Entasis’ other shareholders before and immediately after the Merger, based on the historical net book value as of March 31, 2022 and the net earnings of the Company for the three months ended March 31, 2022.

	Ownership Prior to the Merger(1)				Ownership After the Merger
	Earnings		Net Book Value		Earnings		Net Book Value
Name	US$ 000%		US$ 000%		US$ 000%		US$ 000%
Innoviva, Inc.(2)(3)	(9,145)	59.9	9,975	59.9	(15,262)	100	16,647	100
Innoviva Merger Sub, Inc.	-	-	-	-	-	-	-	-
Others	(6,117)	40.1	6,672	40.1	-	-	-	-
(1) Ownership percentages prior to the Merger are based on 47,851,779 Shares issued and outstanding as of June 7, 2022.
(2) Following the consummation of the Offer, Innoviva, Inc. will beneficially own the Shares purchased by Innoviva Merger Sub, Inc.
(3) Includes Shares beneficially owned by Innoviva Strategic Opportunities LLC, a wholly owned subsidiary of Innoviva, Inc.

4.          “Section 17. Certain Conditions to the Offer” is hereby supplemented by adding the following as the third full paragraph of the section:

“The Shares of the Entasis CEO are not included in the Minimum Condition because the Entasis CEO has a conflict of interest in the transaction.  As explained in more detail under the “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Golden Parachute Compensation” header in the Schedule 14D-9, the Entasis CEO will be eligible to receive substantial payments and benefits (in each case subject to the terms and conditions described therein) in the event that the transaction is consummated, including significant severance payments in the event that his employment is terminated without “cause” or he resigns for “good reason”.”

5.          “Section 24. Miscellaneous” is hereby supplemented by adding the following after the last full paragraph of the section:

“On June 10, 2022, Kimel Robinson, a putative stockholder of the Company, filed suit against the Company and its directors and the Entasis CEO in the United States District Court for the Southern District of New York. The complaint alleges that the Company and the individual defendants violated the federal securities laws by making or permitting misrepresentations and/or omissions in the Schedule 14D-9. The complaint seeks a variety of relief, including an injunction against the Offer, an order rescinding the Offer if it is consummated or awarding rescissory damages, and attorneys’ fees and costs.

On June 16, 2022, Patrick Plumley, a putative stockholder of the Company, filed suit against the Company and its directors and the Entasis CEO in the United States District Court for the District of Delaware. The complaint alleges that the Company and the individual defendants violated the federal securities laws by making or permitting misrepresentations and/or omissions in the Schedule 14D-9. The complaint seeks a variety of relief, including an injunction against the Offer, an order rescinding the Offer if it is consummated or awarding rescissory damages, an order directing the individual defendants to file a Schedule 14D-9 that does not contain untrue statements of material fact, and attorneys’ fees and costs.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2022
INNOVIVA, INC.

By:	/s Pavel Raifeld
Name:	Pavel Raifeld
Title:	Chief Executive Officer

INNOVIVA MERGER SUB, INC.

By:	/s Pavel Raifeld
Name:	Pavel Raifeld
Title:	President